Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

For the year ended August 31, 2017

ORGANIGRAM

1.1 INTRODUCTION

1.2 FORWARD-LOOKING STATEMENTS

1.3 BUSINESS ENVIRONMENT

1.4 RISKS AND UNCERTAINTIES

1.1 INTRODUCTION

This Management Discussion and Analysis (“MD&A”) document, prepared on December 18, 2017, should be read in conjunction with the consolidated financial statements of OrganiGram Holdings Inc. (the “Company” or “OHI’) for the years ended August 31, 2017 and August 31, 2016.

Financial data in this MD&A is based on the consolidated financial statements of the Company for the years ended August 31, 2017 and August 31, 2016 and are expressed in Canadian dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”).

The Company’s major subsidiaries are Organigram Inc. (“OGI”), a Licensed Medical Marijuana Producer as regulated by Health Canada under the Marihuana Medical Access Regulations (“MMAR”) of the Government of Canada, and Trauma Healing Centers Incorporated (“THC”), offering a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

The offices of OHI are at 35 English Drive, Moncton, New Brunswick, E1E 3X3 and further inquiries regarding the Company may be directed to its Chief Executive Officer, Greg Engel, at (506) 384-1571, or by fax at (506) 384-4266, or by email to info@organigram.ca.

1.2 FORWARD-LOOKING STATEMENTS

Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, or “continue”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and, statements regarding our future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events.

Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond the Company’s control and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to: financial risks; dependence on senior management; sufficiency of insurance; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; supply risks; product risks; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “7.1 Financial Risk Factors”.

All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions, risks and uncertainties is contained in our filings with securities regulators and are available at www.sedar.com. Certain filings are also available on our web site at www.organigram.ca.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	2

1.3 BUSINESS ENVIRONMENT

In 2001, the Government of Canada introduced a regulatory regime, the Medical Marihuana Access Regulations (“MMAR”), governing access of patients to marijuana for medical purposes. Since this time, the number of patients prescribed medical marijuana has grown and continued growth is predicted. Meanwhile, the medical marijuana regulatory regime has continued to evolve until, in June 2013, Health Canada announced the current regulatory regime, the Marihuana for Medical Purposes Regulations (“MMPR”) to replace the MMAR. Pursuant to the MMPR, companies are eligible to apply as a Licensed Producer (a “license”) of medical marijuana. This license permits a company to lawfully cultivate, possess and sell medical marijuana in conformance with the MMPR. Due to the regulatory barrier to entry, the anticipated growth in demand in the consumption of medical marijuana and the potential return on investment, a license is highly coveted by many companies.

The MMPR came into effect on April 1, 2014 and the Company received its initial license to operate as a Licensed Producer of medical marijuana on April 14, 2014. The license was renewed on March 28, 2017.

On August 24, 2016, the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) replaced the MMPR as the governing regulations in respect of the production, sale and distribution of medical cannabis and cannabis oil. The replacement regulations were implemented as a result of the ruling by the Federal Court of Canada in the case of Allard et al v. Canada in which the MMPR was found to be unconstitutional in violation of the plaintiffs’ rights under section 7 of the Charter of Rights and Freedoms due to the restrictions placed on a patient’s ability to reasonably access medical cannabis. The Federal Court of Canada therefore upheld the patients’ rights to grow their own medical marijuana.

The ACMPR effectively combines the regulations and requirements of the MMPR, the Marihuana Medical Access Regulations and the section 56 exemptions relating to cannabis oil under the Controlled Drugs and Substances Act into one set of regulations. In addition, the ACMPR sets out the process patients are required to follow to obtain authorization from Health Canada to grow cannabis and to acquire seeds or plants from Licensed Producers to grow their own cannabis. Under the ACMPR, patients have three options for obtaining cannabis:
(a) they can continue to access quality-controlled cannabis by registering with Licensed Producers;
(b) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or
c) they can designate someone else to produce it for them.

With respect to (b) and (c), starting materials, such as plants or seeds, must be obtained from Licensed Producers. It is possible that (b) and (c) could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company. That said, management of the Company believes that many patients may be deterred from opting to proceed with options (b) or (c) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis.

On April 13, 2017, the Government of Canada introduced legislation to legalize, strictly regulate and restrict access to cannabis. The proposed Cannabis Act would create a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. Following Royal Assent, the proposed legislation would allow adults to legally possess and use cannabis. This would mean that possession of small amounts of cannabis would no longer be a criminal offence and would prevent profits from going into the pockets of criminal organizations and street gangs. The bill would also, for the first time, make it a specific criminal offence to sell cannabis to a minor and create significant penalties for those who engage young Canadians in cannabis-related offences.

Subject to Parliamentary approval and Royal Assent, the Government of Canada intends to provide regulated and restricted access to cannabis no later than July 2018.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	3

1.4 RISKS AND UNCERTAINTIES

The Company’s business is subject to risks inherent in a high growth, government regulated enterprise, and the as further described under “7.1 Company hasidentifiedcertainriskspertinent Financial Risk Factors” its business,. Management attempts to assess and mitigate these risks by retaining experienced professional staff and assuring that the Board of Directors and senior management are monitoring these risks on a continual basis.

2.1 NATURE AND HISTORY OF THE COMPANY'S BUSINESS

2.2 BUSINESS OUTLOOK

2.3 SELECTED INFORMATION

2.1 NATURE AND HISTORY OF THE COMPANY’S BUSINESS

The Company is licensed as a Licensed Producer of medical marijuana, including dried cannabis and cannabis oil, under the ACMPR. Pursuant to its license, the Company is permitted to possess, produce, sell, provide, ship, deliver, transport and destroy medical marijuana, marijuana plants (including plants and seeds) and cannabis oil, in conformity with the ACMPR, and made its first shipment of medical marijuana to registered patients in September 2014. As at the date hereof, the Company has one of 32 licenses to produce and sell medical marijuana and one of 20 licenses to produce and sell cannabis oil under the ACMPR. The Company has the only license to produce and sell both medical marijuana and cannabis oil in Atlantic Canada. Moreover, management believes that the Company benefits from a number of competitive advantages which will allow it to be strategically positioned for future potential developments in the industry.

The Company has entered into agreements with several organizations committed to helping first responders and veterans deal with chronic ailments. Under the terms of the agreements, each of the organizations will refer patients to OrganiGram. The Company continues to pursue, as part of its business model, further strategic partnerships and opportunities with other suppliers and organizations and continues to actively evaluate such opportunities.

Since commencing operations at its main facility located in Moncton, New Brunswick, the Company has continued to expand the main facility to create additional production capability. The Company has also strategically acquired land and buildings adjacent to the main facility that would be bring the Company’s production space to 429,000 square feet over 17.5 acres.

The Company’s license was amended August 10, 2017, allowing the Company to store substances inventory up to a maximum storage capacity value of $31,250,000 for the security level 8 vault, and $250,000 for the security level 5 safe. The amended License has a current term that expires March 27, 2020. It is anticipated that Health Canada will extend or renew the License at the end of its term. See “7.1 Financial Risk Factors”.

Medical marijuana and cannabis oil patients order from the Company primarily through the Company’s online store or through the phone. Medical marijuana and cannabis oil is and will continue to be delivered by secured courier or other methods permitted by the ACMPR. The Company’s prices vary based on grow time, strain yield and market prices. The Company may from time to time offer volume discount or promotional pricing.

The Company is also authorized for wholesale shipping of medical marijuana plant cuttings and dried flower to other Licensed Producers. The Company has already completed sales through its wholesale strategy and based on current costs, management expects the wholesale shipment strategy to continue. This sales channel requires minimal selling, general and administrative costs over and above the cost to produce plant cuttings and dried flower.

2.2 BUSINESS OUTLOOK

The Company continues the ongoing development of 35 English Drive and 320 Edinburgh Drive to add additional capacity and permit the increased production of medical marijuana, cannabis oil, and related products. The increase in capacity is also to prepare for legalization of recreational use of marijuana in Canada. The Government of Canada announced on April 13, 2017, legislation to legalize the recreational use of marijuana in Canada by July 1, 2018.

The current expansion at its main facility is expected to be completed and operational in the spring of 2018. The expansion plan provides for a significant increase in the Company’s cannabis production capabilities, and is designed to increase total production capacity to approximately 25,000 kilograms per year of flower.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	6

With the bought deal for gross proceeds of $50,000,003 announced November 28, 2017, the Company intends to use the net proceeds of the offering within the next 18 months to fund an additional expansion program to construct one of the largest indoor cannabis production facilities in Canada. The expansion plans are expected to add up to 40,000 kilograms per year of incremental capacity which would bring the Company to an anticipated annual output of 65,000 kilograms per year of medical and adult-recreational cannabis products, including edibles, infused oils, and extract products.

Each phase of expansion has a focus on improving quality, safety, and capacity while building on the Company’s unique growing methodology that optimizes environmental controls and ensures quality product on an annual basis. To facilitate this expansion, the Company is constructing a 30 mega-watt power substation on-site to ensure a continuous supply of power. Investments in operations have also occurred with recent purchases of automated processing equipment in the areas of potting, irrigation, climate control, harvesting, and packaging. A new super critical CO2 extraction system has been installed and will be fully operational in early 2018. This piece of equipment will complement the ethanol extraction processing line to meet the demand for both medicinal and recreational oil products. The Company fosters a safe working environment and recently achieved 365 days without a lost time accident.

The Company continues to plan for the anticipated legalization of edibles and concentrates in the year 2019 by partnering with TGS International LLC, a vertically-integrated cannabis company which owns and operates over 300,000 square feet of state licensed and regulated production, processing, and manufacturing facilities, as well as 11 medicinal and/or adult-use retail locations in the state of Colorado.

To manage this growth, a recent career fair was held in Moncton in October 2017 which had 600 pre-registered applications to help fill the anticipated doubling of the workforce in the next 12 months. As well, the Company has partnered with Community College of New Brunswick to develop a twelve-week cultivation certification program that will develop skilled labour for positions in the Company.

As part of its continuous focus on quality, the Company has adopted Quality Management System and Good Manufacturing Practices standards with the intention for certification to validate the quality programs. All products receive third party testing and results are published on the Company website for full transparency.

Marketing initiatives for the past year resulted in a redesigned website, trade show booths, and packaging. Branding for both the recreational and medicinal markets has occurred and will be implemented during the new fiscal year, including an exclusive Canadian licensing agreement to develop a brand for the Trailer Park Boys. With a focus on product quality, the Company increased the number of registered patients by offering several new dried cannabis options, including premium flower and milled product. The Company also launched its Shubie product with success, a high CBD cannabis oil offering, targeting medical patients looking for an approachable entry point into medical cannabis. As Canadian jurisdictions continue preparing for the recreational marketplace, the Company has been actively involved in various industry-wide initiatives including federal and provincial education, advertising and branding standards, and the development of retail models.

The Company announced on September 15, 2017 that it has entered into a memorandum of understanding (“MOU”) with the New Brunswick provincial authority for the distribution of marijuana to the adult-use recreational market. Through the MOU, the province of New Brunswick secures a supply of at least 5,000 kilograms of recreational marijuana per year from Organigram. The MOU, one of the first in Canada, is the result of positive, productive and ongoing consultation between the Government of New Brunswick and the Company.

Both the Company and the Government of New Brunswick are committed to the safe and responsible implementation of the upcoming federal legislation regarding access to adult-use recreational marijuana. As a result, as part of the MOU, the Company will also contribute to social responsibility programs that will provide ongoing education, helping ensure public safety remains a priority.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	7

To align itself with capacity growth, the Company has increased their medical field sales personnel by over thirty percent during the fourth quarter ending August 31, 2017, and are active in adding to the account management team for the recreational market. The primary focus within the medical market is fostering existing clinic relationships by offering consistent, quality products that meets the needs of the medical patients. The Company also continues to establish new and sustainable long-term strategic partnerships with both traditional family health teams and progressive clinics.

On June 1, 2017, the Company finalized the acquisition of Trauma Healing Centers (“THC”). THC specializes in medical cannabis assessment and prescribing and sees patients on a referral basis offering a multi-disciplinary approach to healing chronic conditions. The Company believes this arrangement allows both companies the resources to scale up and achieve future expansion plans.

We believe these initiatives mentioned will position the Company for continued growth in sales and increase long-term shareholder value.

2.3 SELECTED INFORMATION

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

The Company uses certain non-GAAP performance measures such as adjusted EBITDA (excluding fair value adjustment to inventory and biological assets), adjusted gross margin and adjusted gross profit within this MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS.

THE FOLLOWING ARE QUARTERLY FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED AUGUST 31, 2017.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	8

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	9

Footnote 1 – Q2 F2017 includes sales return provision of $2,026,349 for credits issued for client care program.

ADJUSTED GROSS MARGIN % (EXCLUDES F.V. ADJUSTMENT TO BIO-ASSETS AND INVENTORY)

This is a non-GAAP measure and the Company calculates adjusted gross margin as net sales less cost of goods sold and indirect production, divided into net sales. The fair value adjustment to biological assets and inventory is excluded as management believes the exclusion is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is gross margin.

GROSS MARGIN %	Q1-F2016	Q2-F2016	Q3-F2016	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017
(EXCLUDING F.V ADJ.

Gross Margin	640,834	1,082,648	1,581,961	2,008,801	762,891	(3,977,344)	(757,419)	844,786
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	78,817	297,716	687,651	937,509	(689,035)	(366,986)	(577,803)	264,464
Gross Margin excluding fair value adjust- ment to biological assets and inventory	562,017	784,932	894,310	1,071,292	1,451,927	(3,610,358)	(179,616)	580,321
Divided by: Net Sales	1,029,376	1,425,466	1,806,849	1,865,932	2,230,671	(581,169)	1,917,499	2,146,702
Gross Margin % (Excluding F.V Adj.)	55%	55%	49%	57%	65%	-621%	-9%	27%

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	10

ADJUSTED NET PROFIT

This is a non-GAAP measure and the Company calculates adjusted net profit as net profit before the fair value adjustment to biological assets and inventory. Management believes the exclusion is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is net income (loss).

NET PROFIT	Q1-F2016	Q2-F2016	Q3-F2016	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017
(EXCLUDING F.V. ADJ.)

Net income (loss)	(201,211)	55,267	367,720	624,887	(755,547)	(5,755,215)	(2,345,586)	(2,033,330)
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	78,817	297,716	687,651	937,509	(689,035)	(366,986)	(577,803)	(264,464)
Net Profit (Excluding F.V. Adj.)	(280,027)	(242,449)	(319,931)	(312,623)	(66,512)	(5,388,229)	(1,767,783)	(2,297,794)
							9

ADJUSTED EBITDA

This is a non-GAAP measure and the Company calculates adjusted EBITDA as net profit before interest, income tax, depreciation and amortization, and the fair value adjustment to biological assets and inventory. Management believes the exclusion of the fair value adjustment is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss).

ADJUSTED EBITDA	Q1-F2016	Q2-F2016	Q3-F2016	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017

Net income (loss)	(201,211)	55,267	367,720	624,887	(755,547)	(5,755,215)	(2,345,586)	(2,033,330)
Add: Interest	76,852	110,784	117,107	94,232	36,543	(132,539)	(114,444)	(66,630)
Income tax	-	-	-	-	-	-	-	-
Depreciation and amortization	141,103	195,864	203,734	244,883	302,808	805,944	377,514	512,518
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	78,817	297,716	687,651	937,509	(689,035)	(366,986)	(577,803)	264,464
Adjusted EBITDA	(62,072)	64,199	911	26,492	272,839	(4,714,824)	(1,504,713)	(1,851,906)

CASH FLOW

This is a non-GAAP measure and the Company calculates cash flow as net profit before income tax, depreciation, share-based compensation, and the fair value adjustment to biological assets and inventory. Management believes the exclusions are a better representation of cash performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is net income (loss).

CASH FLOW	Q1-F2016	Q2-F2016	Q3-F2016	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017

Net income (loss)	(201,211)	55,267	367,720	624,887	(755,547)	(5,755,215)	(2,345,586)	(2,033,330)
Add: Income tax	-	-	-	-	-	-	-	-
Depreciation and amortization	141,103	195,864	203,734	244,883	302,808	805,944	377,514	512,518
Share-based compensation	164,768	46,701	66,562	164,321	273,719	291,395	221,663	916,313
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	78,817	297,716	687,651	937,509	(689,035)	(366,986)	(577,803)	264,464
Cash Flow	25,844	116	(49,635)	96,581	510,015	(4,290,890)	(1,168,606)	(868,963)

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	11

3.1 SUBSEQUENT EVENTS

(I) ISSUANCE OF STOCK OPTIONS

On September 1, 2017, the Company has issued 10,000 employee options to purchase 10,000 common shares of the Company, to employees of OGI, at an exercise price of $2.39 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On September 21, 2017, the Company has issued 166,648 employee options to purchase 166,648 common shares of the Company, to the Board of Directors of OHI, at an exercise price of $2.59 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On October 1, 2017, the Company has issued 30,000 employee options to purchase 30,000 common shares of the Company, to employees of OGI, at an exercise price of $3.11 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On November 1, 2017, the Company has issued 20,000 employee options to purchase 20,000 common shares of the Company, to employees of OGI, at an exercise price of $3.21 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

(II) ACQUISITION OF 55 ENGLISH DRIVE

On October 31, 2017, the Company purchased the land and building on 55 English Drive, adjacent to its current campus for a purchase price of $2,000,000 cash. The building is approximately 10,000 square feet with a blue-chip tenant. The property will be used as part of its expansion plans.

(III) ORGANIGRAM ANNOUNCES $50 MILLION BOUGHT DEAL

On November 28, 2017, the Company announced that it has entered into a letter of engagement with Eight Capital under which Eight Capital has agreed to purchase, together with a syndicate of Underwriters (the “Underwriters”) 14,285,715 units (the “Units”) of the Company on a “bought deal” basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price per Unit of $3.50 (the “Issue Price”) for gross proceeds of $50,000,003 (the “Offering”).

The Company granted the Underwriters an over-allotment option to purchase up to an additional 15% of the Units at the Issue Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. If this option is exercised in full, an additional $7,500,000 will be raised pursuant to the Offering and the aggregate proceeds of the Offering will be $57,500,003. On December 12, 2017 the underwriters gave notice of their intent to exercise this option in full.

Each Unit will be comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Common Share at an exercise price of $4.00, for a period of 18 months following the closing of the Offering. Each of the Common Shares and a whole warrant will freely trade on the TSX-V.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	13

4.1 CHANGES IN ACCOUNTING POLICIES

New standards and interpretations adopted:

AMENDMENTS TO IAS 41 – AGRICULTURE AND IAS 16 – PROPERTY, PLANT AND EQUIPMENT

This amendment provides guidance regarding the accounting for bearer plants by providing a definition of bearer plants and brings bearer plants within the scope of IAS 16 Property, plant and equipment from IAS 41 Agriculture. The amendment is effective for annual reporting periods beginning on or after January 1, 2016, and must be applied retrospectively. The Company has adopted these amendments in its financial statements for the year beginning on September 1, 2016. These amendments did not require any significant change to the Company’s accounting practices.

DISCLOSURE INITIATIVE (AMENDMENTS TO IAS 1)

On December 18, 2014, the IASB issued Disclosure Initiative (Amendments to IAS 1) as part of its major initiative to improve presentation and disclosure in financial reports. The amendments to IAS 1 relate to (i) materiality; (ii) order of the notes; (iii) subtotals; (iv) accounting policies; and (v) disaggregation and are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. For example, the amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The standard is effective for annual periods beginning on or after January 1, 2016. The Company has adopted these amendments in its financial statements for the year beginning on September 1, 2016. These amendments did not require any significant change to the Company’s accounting practices.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	15

5.1 PRE-TAX OPERATING EARNINGS

5.2 RESULTS OF OPERATIONS

5.3 RELATED PARTY TRANSACTIONS

5.1 PRE -TAX OPERATING EARNINGS

The following are the statements of income for the year ended August 31, 2017 and 2016:

REVENUE	AUGUST 31, 2017	AUGUST 31, 2016

Sales	$7,742,112	$6,127,624
Less: sales returns	(2,028,410)	-
Net sales	5,713,703	6,127,624
Cost of sales	3,465,656	2,528,787
Indirect production	4,005,773	286,286
	(1,757,726)	3,312,551
Fair value adjustment to biological assets and net realizable value reduction to inventory	(1,369,360)	2,001,694
Gross margin	(3,127,086)	5,314,245

EXPENSES

Sales and marketing	2,846,938	1,757,812
General and administrative	3,489,633	1,868,447
Share-based compensation	1,703,090	442,349
Total expenses	8,039,661	4,068,608

Income (loss) from operations	(11,166,748)	1,245,637
Financing costs	273,867	436,372
Investment income	(550,937)	(37,398)
Net income (loss) and comprehensive income (loss)	(10,889,678)	846,663
Weighted-average number of shares, basic and diluted	$97,206,055	$58,682,657
Net (loss) income per common share, basic and diluted	$(0.112)	$0.014

5.2 RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

	Q1-F2016	Q2-F2016	Q3-F2016	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017

Net Sales	1,029,376	1,425,466	1,806,849	1,865,932	2,230,671	(581,169)	1,917,499	2,146,702
Net income (loss)	(201,211)	55,267	367,720	624,887	(755,547)	(5,755,215)	(2,345,586)	(2,033,330)
Net income (loss) per common share, basic and diluted	(0.004)	0.001	0.007	0.009	(0.009)	(0.059)	(0.023)	(0.020)

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	17

REVENUE

OHI sales include wholesale, cannabis oil, accessories revenue, and revenue from THC. For the quarter ended August 31, 2017, the Company posted net sales of $2,146,702 from 187,265 grams of dried flower and 178,450 ml of oil sold versus $1,865,932 for the quarter ended August 31, 2016 on sales of 206,747 grams of dried flower and 9,450 ml of oil. Included in net sales of dried flower for the quarter ended August 31, 2017 was 12,350 grams of outsourced product, purchased to meet customer demand.

OHI recorded revenue for the year ended August 31, 2017 of $5,713,703 on 785,325 grams of dried flower and 584,450 ml of oil sold versus $6,127,624 on 732,022 grams of dried flower and 9,450 ml of oil sold for the year ended August 31, 2016. Included in net sales for the year ended August 31, 2017 was a sales return provision of $2,026,349 for credits issued through a client credit program. Included in net sales of dried flower for the year ended August 31, 2017 was 161,860 grams of outsourced product, purchased to meet customer demand.

GROSS MARGIN

The gross margin for the quarter ended August 31, 2017 and 2016 was $844,786 and $2,008,801 respectively. The decrease in gross margin compared to prior year was the result of several factors related to the write-down of inventory that did not pass the Company’s quality assurance standards.

The cost of sales primarily consists of three main categories:

1.

Costs of goods sold include the direct costs of materials and labour related to the medical marijuana sold. This includes growing, cultivation and harvesting costs, quality assurance and quality control, as well as packaging and labelling. It also includes the costs of sales related to other products such as vaporizers and cookbooks.

2.	Depreciation of manufacturing related items such as building and equipment, utilized in the production of medical marijuana.

3.	Change in the fair value of biological assets and inventory related to IFRS standard IAS41.

To help meet customer demand, 7% of dried flower grams sold during the recent quarter was outsourced product. This contributed to a slightly higher cost per gram sold.

Indirect production for the three-month period ended August 31, 2017 was $628,150 versus $97,850 for the three months ended August 31, 2016. During the three-month period ended August 31, 2017, the Company recorded a write-down of biological assets and inventories consisting of $537,300 in indirect production and $996,315 in fair value adjustment to biological assets and net realizable reduction to inventory, for product that did not pass the Company’s quality assurance standards. The Company also recorded further write-downs of inventories in the second quarter as a result of a voluntary recall.

The gross margin for the year ended August 31, 2017 and 2016 was $(3,127,086) and $5,314,245 respectively. Included in the gross margin for the year ended August 31, 2017 is a sales return provision of $2,026,349 for credits issued through a client credit program, with a write down of inventories related to the recall of $1,307,708 in indirect production and a loss of $2,170,029 in fair value adjustment to biological assets. Also included in the gross margin is a write-down of biological assets and inventories consisting of $1,653,478 in indirect production and $2,579,273 in fair value adjustment to biological assets and net realizable value reduction to inventory, for product that did not pass the Company’s quality assurance standards.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	18

SALES AND MARKETING

In the quarter ending August 31, 2017, the Company incurred sales and marketing expenses of $783,700 versus $559,619 in the quarter ended August 31, 2016. These costs are related to increased client service and sales staff, increases in freight due to increased shipping distances, educational materials, as well as commissions on sales.

In the twelve-month period ending August 31, 2017, the Company incurred sales and marketing expenses of $2,846,938 versus $1,757,812 in the year ended August 31, 2016. These costs are related to increased client service and sales staff, commissions on sales, medical liaison staff, the Company’s client services operations, increases in freight due to increased shipping distancesdelivery costs, educational materials, as well as educational materials. commissions on sales.

The increase from the comparable periods is due to an increase in oil sales volumes and planning for the recreational market.

GENERAL AND ADMINISTRATIVE

In the quarter ended August 31, 2017, the Company incurred expenses of $1,244,734 versus $565,743 in the comparable 2016 prior period.

In the year ending August 31, 2017, the Company incurred expenses of $3,489,633 versus $1,868,447 in the year ended August 31, 2016.

The increase from the comparable periods is related to an increase in internal resources, office and general expenses, office building depreciation, and shareholder related fees as the Company increased oil sales volumes and continues planning for the recreational market.

SHARE- BASED COMPENSATION

The Company recognized $916,313 in share-based compensation for the quarter ended August 31, 2017 compared to $164,321 in the quarter ended August 31, 2016. Options granted in the recent period were 115,000 compared to 265,000 in the quarter ended August 31, 2016.

The Company recognized $1,703,090 in share-based compensation for the year ended August 31, 2017 compared to $442,349 in the year ended August 31, 2016. Options granted in this year were 3,918,100 compared to 1,434,165 in the prior year.

Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense.

FINANCING COSTS AND INVESTMENT INCOME

For the quarter ending August 31, 2017, the Company incurred $58,830 in financing costs less $125,461 in investment income versus $116,249 in financing costs less $22,019 in investment income during quarter ended August 31, 2016.

For the year ended August 31, 2017, the Company incurred $273,867 in financing costs less $550,937 in investment income versus $436,372 in financing costs less $37,398 in investment income in the year ended August 31, 2016.

These costs are related to long-term debt of $3,518,306 at August 31, 2017. The investment income is related to the short-term investments of $32,000,000 at August 31, 2017.

During the first quarter ended November 30, 2016, the $1,000,000 non-brokered private placement loan maturing September 1, 2017, bearing interest at an interest rate of 9%, was repaid. Additionally, the $2,899,995 private placement convertible debentures maturing December 31, 2018, bearing interest at an interest rate of 6.75%, was converted into common shares.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	19

THE LONG-TERM DEBT RECEIVED IS AS FOLLOWS:

	AUGUST 31, 2017	AUGUST 31, 2016

Farm Credit Canada credit facility - with a 10 year amortization and a 5 year term variable rate plus 1.75% (currently 5.95%)	1,959,564	2,175,496
Non-brokered private placement maturing September 1, 2017, bearing interest at an interest rate of 9%, repaid	-	1,000,000
Farm Credit Canada - real property loan maturing December 1, 2020 with a 10 year amortization and 5 year term variable rate plus 2.15% (currently 6.350%)	1,317,818	1,424,318
Private placement convertible debentures maturing December 31, 2018 and bearing interest at an interest rate of 6.75% (Note 10)	-	2,900,000
Business Development Loan - matured May 31, 2017, bearing inter- est at an interest rate of 7%	29,624	-
Business Development Program - loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	262,300	-
Deferred financing	(51,001)	(8,334)
	3,518,305	7,491,480
Less: current portion	(389,816)	(330,649)
Long-term portion	3,128,490	7,160,831

THE INVESTMENT INCOME EARNED IS FROM THE FOLLOWING:

		AUGUST 31, 2017	AUGUST 31, 2016

DESCRIPTION	INTEREST %
Maturing November 30, 2016, redeemed	0.80%	$-	$300,000
Maturing June 9, 2017, redeemed	0.97%	-	500,000
Maturing June 22, 2017, redeemed	1.01%	-	8,600,000
Maturing July 15, 2017, redeemed	0.95%	-	375,000
Maturing August 26, 2017, redeemed	1.11%	-	6,500,000
Maturing August 26, 2017. redeemed	1.11%	-	6,500,000
Maturing December 22, 2017, partially redeemed	1.19%	2,000,000	-
Maturing December 22, 2017	1.19%	5,000,000	-
Maturing December 27, 2017	1.20%	5,000,000	-
Maturing December 28, 2017	1.46%	20,000,000	-
		$32,000,000	$22,775,000

All short-term investments are guaranteed investment certificates which are redeemable prior to maturity.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	20

NET (LOSS) INCOME

The net (loss) income for the quarter ended August 31, 2017 was $(2,033,330) or $(0.020) per share, compared to the quarter ending August 31, 2016 of a net income of $624,887 or $0.009 per share. During the quarter ended August 31, 2017, the Company recorded a write-down of inventories consisting of $537,300 in indirect production and $996,315 in fair value adjustment to biological assets and net realizable reduction to inventory, for inventory that did not pass the Company’s quality assurance standards.

The net loss for the year ending August 31, 2017 was $(10,889,678) or $(0.112) per share, compared to the year ended August 31, 2016 of a net income of $846,663 or $0.014 per share. Included in the net loss for the year are the adjustments related to the voluntary recall; sales return provision of $2,026,349 for credits issued through a client credit program, indirect production of $1,307,708, and a loss of $2,170,029 in change in fair value of biological assets and net realizable value adjustment to inventory. As well, the net loss for the year includes a write-down of inventories consisting of $1,653,478 in indirect production and $2,579,273 in fair value adjustment to biological assets and net realizable reduction to inventory, for inventory that did not pass the Company’s quality assurance standards.

5.3 RELATED PARTY TRANSACTIONS

TRANSACTIONS AND BALANCES WITH RELATED ENTITIES

A debenture to Denaco Group Ltd, a company controlled by the previous Chief Executive Officer, issued in July 2015 for $500,000 through a non-brokered private placement repayable on September 1, 2017, carrying a 9% interest rate, was re-paid during the year ended August 31, 2017.

Certain directors, management, and other related parties controlled by directors of the Company were issued convertible debentures as part of the November 27, 2015 private placement. The convertible debentures carried a 6.75% interest rate and were to expire on December 31, 2018. During the year ended August 31, 2017, these debentures were converted into 110,713 common shares.

MANAGEMENT AND BOARD COMPENSATION

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. For the quarter ended August 31, 2017, the Company’s expenses included $480,092 (quarter ended August 31, 2016 - $224,703) and $1,057,928 (year ended August 31, 2016 - $657,204) respectively for salary and/or consulting fees paid to key management personnel. In addition, nil options were issued for the three-months ending August 31, 2017 (three-months ended August 31, 2016 – nil) and 2,335,600 options were issued for the year ended August 31, 2017 (August 31, 2016 – 300,000) respectively to key management personnel during the period at an average exercise price of $2.02 (nine-months ended August 31, 2016 - $0.64) respectively.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	21

6.1 LIQUIDITY AND CAPITAL RESOURCES

6.2 SHARE DATA

6.3 BALANCE SHEET

6.4 FAIR VALUE OF FINANICIAL INSTRUMENTS

6.1 LIQUIDITY AND CAPITAL RESOURCES

The following highlights the Company’s cash flows during the year ended August 31, 2017 and 2016.

	AUGUST 31, 2017	AUGUST 31, 2016
NET CASH PROVIDED BY (USED)

Operating Activities	$(6,111,165)	$(1,772,123)
Financing Activities	40,806,228	37,310,890
Investing Activites	(42,595,330)	(27,154,824)
Cash Provided (Used)	$(7,900,267)	$8,383,943

Cash Position
Beginning of period	9,857,637	1,473,694
End of period	$1,957,370	$9,857,637

On August 31, 2017, the Company had a cash balance of $1,957,370 compared to $9,857,637 for the comparable period.

The cash used by operating activities was $6,111,165 primarily driven by a net loss of $10,889,678 offset by non-cash items for depreciation and loss on disposals of $1,988,874, share-based compensation of $1,423,324, and share based payments of $787,678. Cash used by operating activities during the year ended August 31, 2016 was $1,772,123 driven by a net income of $846,663, offset by depreciation of $785,593, share based compensation of $376,348 and an increase in working capital of $3,177,923.

The cash provided by financing activities was $40,806,228 driven by a bought deal on December 7, 2016 for $40,253,450 in shares issued and stock options and warrants exercised of $5,224,417 offset by issue costs of $2,626,261. For the year ended August 31, 2016, cash provided by financing activities was $37,310,890 primarily driven by a private placement financing of $3,429,999, a bought deal in June 2016 of $10,360,350, a bought deal in August 2016 of $23,023,000 along with a $2,900,000 convertible debenture loan offset by issue costs of $2,542,792

The cash used by investing activities was $42,595,330 primarily driven by acquisition of property, plant and equipment for $34,330,129 and investing in short-term interest-bearing certificates for $9,225,000. Property, plant and equipment included the acquisition of an adjacent property for expanding operations located at 320 Edinburgh drive in Moncton, New Brunswick for a purchase price of $7,925,049, including closing costs. Another property located at 91 English drive in Moncton, New Brunswick was purchased for $609,545, including closing costs. For the year ended August 31, 2016, cash used by investing activities was $27,154,824 by investing in short-term interest-bearing certificates for $22,775,000 and property, plant and equipment for $4,417,622

6.2 SHARE DATA

(I) OUTSTANDING SHARES, WARRANTS AND OPTIONS

The following table sets out the number of shares, warrants and options outstanding as at August 31, 2017 and December 17, 2017:

NET CASH PROVIDED BY (USED)	AUGUST 31	DECEMBER 17

Common shares issued and outstanding	$103,594,695	$107,961,653
Investor warrants	4,328,625	84,413
Compensation options	6,352,049	6,293,214
Total fully diluted shares	$114,275,369	$114,339,280

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	23

(II) SHARE-BASED COMPENSATION

Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding common shares, as approved by the Company’s Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of his/her options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement.

The Company also issues stock options to third parties in exchange for services.

The change in the options outstanding during the period is as follows:

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE

Balance – September, 2015	1,747,500	$0.73
Granted	1,438,165	$0.57
Exercised	(120,971)	$0.44
Cancelled/Forfeited	(317,832)	$0.68
BALANCE – AUGUST 31, 2016	2,742,862	$0.67

Granted	3,918,000	$2.03
Exercised	(237,863)	$0.83
Cancelled/Forfeited	(71,050)	$1.78
BALANCE – AUGUST 31, 2017	6,352,049	$1.48

Options outstanding have exercise prices that range from $0.30 to $3.55 with a weighted average remaining life of 8 years. Total share-based compensation expense for the twelve-month period ending August 31, 2017 was $1,703,090 (twelve-month period ending August 31, 2016 – $442,349) of which, $1,313,882 (2016 - $367,349) related to the Company’s stock option plan. These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted by applying the following assumptions:

Risk free interest rate	0.55% - 2.00%
Expected life of options	1.8 -7.1 years
Expected annualized volatility	53% -128%
Expected dividend yield	-

Volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	24

6.3 BALANCE SHEET

The following is the financial position of the Company as at August 31, 2017 and August 31, 2016:

ASSETS	AUGUST 31, 2017	AUGUST 31, 2016
Current Assets
Cash	$1,957,370	$9,857,637
Short term investments	32,000,000	22,775,000
Accounts receivable	4,072,871	1,561,893
Biological assets	2,779,946	2,366,863
Inventories	2,625,858	3,940,820
Prepaid expenses	1,230,240	149,740
	44,666,285	40,651,953
Property, plant and equipment	45,346,206	13,215,012
Deferred charges	467,490	-
Goodwill	2,327,728	-
	$92,807,709	$53,866,965
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$6,258,341	$2,115,193
Current portion of long term debt	389,816	33,0649
	6,648,157	2,445,842
Long-term Debt
Long-term debt	3,128,490	7,160,831
	9,776,647	9,606,673

SHAREHOLDERS’ EQUITY
Share capital	99,704,455	50,958,174
Reserve for options and warrants	3,081,293	2,167,127
Accumulated deficit	(19,754,686)	(8,865,009)
	83,031,062	44,260,292
	$92,807,709	$53,866,965

As at the date hereof, the Company has no off-balance sheet arrangements.

6.4 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset of paid to transfer a liability in an orderly fashion between market participants. The Company does not record any financial instruments at fair value. The Company’s financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities and long-term debt. The carrying values of these financial instruments approximate fair value.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	25

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt are classified as Level 2 measurements. During the year, there were no transfers of amounts between Level 1, 2 and 3.

7.1 FINANCIAL RISK FACTORS

7.2 COMMITMENTS AND CONTINGENT LIABILITIES

7.1 FINANCIAL RISK FACTORS

The Company is exposed to various risks through its financial instruments, as follows:

(I) CREDIT RISK

Credit risk arises from deposits with banks, short-term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables out of the normal course of business, management may obtain guarantees and general security agreements. The maximum exposure to credit risk approximates the $38,030,241 of cash, short term investments and accounts receivable on the balance sheet.

As of August 31, 2017, and August 31, 2016, the Company’s aging of trade receivables (net of a provision for doubtful accounts) was approximately as follows:

TRADE RECEIVABLES	AUGUST 31, 2017	AUGUST 31, 2016
0-60 days	$400,204	$889,420
61-120 days	89,372	77,672
Total	$489,576	$967,092

(II) LIQUIDITY RISK

Liquidity risk - The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2017, the Company had $1,957,370 (August 31, 2016 – $9,857,637) of cash and cash equivalents and working capital of $38,018,128 (August 31, 2016- $38,206,111).

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

TRADE RECEIVABLES	CARRYING	CONTRACTUAL	FISCAL	FISCAL	FISCAL
	AMOUNT	CASH FLOWS	2018	2019-20121	2021-2022
Accounts payable
and accrued liabilities	$6,258,341	$6,258,341	$6,258,341	$-	$-
Long-term debt	3,518,306	3,518,306	389,816	874,106	914,262
Interest payments	-	-	187,580	311,012	206,762
	$9,776,647	$9,776,647	$6,835,737	$1,185,118	$1,121,024

(III) MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of:

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at August 31, 2017 pursuant to the variable rate loans described in the long-term debt schedule. A 1% change in prime interest rates will increase or decrease the Company’s interest expense by $32,774 per year.

(IV) CONCENTRATION RISK

The Company’s accounts receivable is primarily due from the Federal Government, legal trusts, and patients covered under group insurance, and, thus, the Company believes that the accounts receivable balance is collectible.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	28

(V) DEPENDENCE ON SENIOR MANAGEMENT

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are significant shareholders in the Company. As well, implementation of employee compensation packages, composed of monetary short-term compensation and long term stock based compensation, has been designed for the retention of key employees.

(VI) SUFFICIENCY OF INSURANCE

The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors’, trustees’ and officers’ insurance; property coverage; and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company.

(VII) COMPETITION

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company.

Because of the early stage of the industry in which OHI operates, the Company expects to face additional competition from new entrants. If the number of users of medical marijuana in Canada increases, the demand for products will increase and OHI expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. To remain competitive, OHI will require a continued high level of investment in marketing, sales and client support. The Company may not have sufficient resources to maintain marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

(VIII) GENERAL BUSINESS RISK AND LIABILITY

Given the nature of Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing OHI, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

(IX) REGULATION OF THE MARIJUANA INDUSTRY

OGI is heavily regulated in all jurisdictions where it carries on business. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Possible sanctions include the revocation or imposition of conditions on licenses to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that existing or future regulations affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	29

(X) REGULATORY RISKS

The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical marijuana and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Company’s products or services in any way, the Company’s revenues may be adversely affected.

While the Company currently anticipates the legalization of recreational marijuana use in Canada in the future, there can be no assurances that recreational marijuana use in Canada will in fact be legalized in the near term, or at all. The Company has invested a considerable amount of funds into the expansion of its production facilities, including the 35 English Drive, 91 English Drive, and the 320 Edinburgh Drive Expansion, in anticipation of the legalization of recreational marijuana use in Canada and any significant delay in legalization or a decision by the government of Canada and other relevant regulatory authorities to not proceed with legalization could have a material adverse effect on the business, results of operations and financial condition of the Company.

(XI) CHANGE IN LAWS, REGULATIONS AND GUIDELINES

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical marijuana but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. While to the knowledge of the Company’s management, it is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of OHI may cause adverse effects to the Company’s operations.

(XII) RELIANCE ON LICENSE RENEWAL

OGI’s ability to grow, store and sell medical marijuana in Canada is dependent on the license from Health Canada. Failure to comply with the requirements of the license or any failure to maintain this license would have a material adverse impact on the business, financial condition and operating results of the Company. The license was renewed March 28, 2017 and expires March 27, 2018.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	30

Although management believes it will meet the requirements of the ACMPR annually for extension of the license, there can be no guarantee that Health Canada will extend or renew the license or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the license, or should it renew the license on different terms or not allow for anticipated capacity increases, the business, financial condition and results of the operations of the Company will be materially adversely affected.

(XIII) RELIANCE ON A SINGLE FACILITY

To date, OGI’s activities and resources have been primarily focused on its main production facility at 35 English Drive in Moncton, New Brunswick and OGI will continue to rely on this facility for the foreseeable future. Adverse changes or developments affecting the facility could have a material and adverse effect on the Company’s business, financial condition and prospects.

(XIV) FACTORS WHICH MAY PREVENT REALIZATION OF GROWTH TARGETS

The Company’s growth strategy contemplates outfitting the Moncton facility with additional production resources. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

•	delays in obtaining, or conditions imposed by, regulatory approvals;
•	failure to obtain anticipated license capacity increases; plant design errors, non-performance by third party contractors, increases in materials or labour costs; or, construction performance falling below expected levels of output or efficiency
•	environmental pollution;
•	contractor or operator errors; or, breakdowns, aging or failure of equipment or processes;
•	labour disputes, disruptions or declines in productivity; or, inability to attract sufficient numbers of qualified workers;
•	disruption in the supply of energy and utilities; and
•	major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

As a result, there is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or in its business plan.

(XV) RISKS INHERENT IN AN AGRICULTURAL BUSINESS

The Company’s business involves the growing of medical marijuana, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for the Company’s customers. Although OGI grows its products indoors under climate controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

(XVI) VULNERABILITY TO RISING ENERGY COSTS

OGI’s medical marijuana growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of OGI and its ability to operate profitably.

(XVII) PUBLICITY OR CONSUMER PERCEPTION

The Company believes the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical marijuana produced. Consumer perception of OGI’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	31

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for OGI’s products and the business, results of operations, financial condition and the Company’s cash flows. OGI’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for OGI’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical marijuana in general, or OGI’s products specifically, or associating the consumption of medical marijuana with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

(XIX) PRODUCT LIABILITY

As a manufacturer and distributor of products designed to be ingested by humans, OGI faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of OGI’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of OGI’s products alone or in combination with other medications or substances could occur. OGI may be subject to various product liability claims, including, among others, that OGI’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against OGI could result in increased costs, could adversely affect OGI’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that OGI will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of OGI’s potential products. As of the current date, the Company has a small amount of insurance coverage for product liabilities.

(XX) PRODUCT RECALLS

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of OGI’s products are recalled due to an alleged product defect or for any other reason, OGI could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. OGI may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although OGI has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of OGI’s significant brands were subject to recall, the image of that brand and OGI could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for OGI’s products and could have a material adverse effect on the results of operations and financial condition of OGI. Additionally, product recalls may lead to increased scrutiny of OGI’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	32

(XXII) RELIANCE ON KEY INPUTS

OGI’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of OGI. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

(XXIII) DIFFICULTIES WITH FORECASTS

OGI must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

(XXIV) EXCHANGE RESTRICTIONS ON BUSINESS

The TSX-V’s listing conditions, for the Company, required it to deliver an undertaking confirming that, while listed on the Exchange, the Company will only conduct the business of production, acquisition, sale and distribution of medical marijuana in Canada as permitted under the Health Canada license. This undertaking could have an adverse effect on the Company’s ability to export marijuana from Canada and on its ability to expand its business into other areas including the provision of non-medical marijuana in the event that the laws were to change to permit such sales and the Company is still listed on the Exchange and still subject to such undertaking at the time. This undertaking may prevent the Company from expanding into new areas of business when the OGI’s competitors have no such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and results of operations of the Company.

(XXV) MANAGEMENT OF GROWTH

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If OGI is unable to deal with this growth; that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

(XXVI) LITIGATION

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which OHI becomes involved be determined against the Company, such a decision could adversely affect OHI’s ability to continue operating and the market price for the Company’s common shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.

(XXVII) DIVIDENDS

The Company has no earnings or dividend record and may not pay any dividends on its common shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, withholdings.

(XXVIII) LIMITED MARKET FOR SECURITIES

The Company’s common shares are listed on the TSX-V, however, there can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Resulting Issuer.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	33

(XXIX) ENVIRONMENTAL AND EMPLOYEE HEALTH AND SAFETY REGULATIONS

OGI’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. OGI will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to OGI’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

7.2 COMMITMENTS AND CONTINGENT LIABILITIES

(I) CONTINGENT LIABILITIES

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a law suit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the law suit to be without merit though they will rigorously defend the action. A provision has been made in these consolidated financial statements for the claim.

On March 3, 2017, a Claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to represent a Class who purchased and consumed medical marijuana that was later found to contain trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers and were the subject of the Company’s product recalls in December 2016 and January 2017. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, the Sale of Goods Act and the Food and Drugs Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, damages in the form of the total funds required to establish a medical monitoring process for the benefit of the Class, exemplary or punitive damages and certain costs. The Claim also contains a request for an order certifying the proceeding as a class proceeding.

On November 16, 2017, the Claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

The Company has recognized $2,026,349 in sales returns to uninsured customers for credits arising from the product recall which represents a divestiture of the profits earned through a client credit program.

OGI MANAGEMENT DISCUSSION AND ANALYSIS | YEAR ENDED AUGUST 31, 2017	34

GREG ENGEL	Director and CEO
DR. KENNETH MITTON	Independent Director
MICHEL J. BOURQUE	Independent Director and Chair of the Compensation and Human Resources Committee
MONIQUE IMBEAULT[1]	Independent Director and Chair of the Governance and Nominating Committee
DENIS ARSENAULT	Executive Chairman of the Board
PETER AMIRAULT	Lead Director and Chair of the Audit Committee
PETER R. HANSON	Chief Financial Officer (interim)
RAYMOND GRACEWOOD	Chief Commercial Officer
MICHAEL TRIPP[1]	Chief Legal Officer

[1] Note: Subject to Health Canada regulatory approval.

ORGANIGRAM

organigram.ca | /discoverogi